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                            August 24, 2022

       Jason Judd
       Chief Financial Officer
       Express, Inc.
       1 Express Drive
       Columbus, OH 43230

                                                        Re: Express, Inc.
                                                            Form 10-K for the
Fiscal Year Ended January 29, 2022
                                                            Filed March 24,
2022
                                                            Form 10-Q for the
Quarterly Period Ended April 30, 2022
                                                            Filed June 8, 2022
                                                            File No. 001-34742

       Dear Mr. Judd:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended January 29, 2022

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Operating Income/(Loss), Net Loss, Diluted Earnings Per Share and EBITDA, page 36

   1. Your adjustments for tax valuation allowances in your reconciliations of adjusted net loss and adjusted
diluted EPS appear to result in individually tailored recognition methods. Please revise
your presentation to omit these adjustments or tell us why you believe they are
appropriate. Refer to Question 100.04 of the Staff's Compliance and
                                                        Disclosure
Interpretations on Non-GAAP Financial Measures.
 Jason Judd
Express, Inc.
August 24, 2022
Page 2
Form 10-Q for the Quarterly Period Ended April 30, 2022

Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 23

2. We note your disclosure on page 29 that ongoing supply chain challenges have impacted your gross profit. In future filings, please discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted.
3. We note your disclosure on page 30 that general inflationary pressures contributed to increased selling, general and administrative expenses. In future filings, please expand to identify the principal factors contributing to the inflationary pressures you experienced and clarify the resulting impact. In addition, please update your disclosure to identify actions planned or taken, if any, to mitigate inflationary pressures. We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact James Giugliano at 202-551-3319 or Adam Phippen at 202-551-3336 if
you have any questions.



FirstName LastNameJason Judd                                   Sincerely,
Comapany NameExpress, Inc.
                                                               Division of
Corporation Finance
August 24, 2022 Page 2                                         Office of Trade
& Services
FirstName LastName